Page 1 of 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 2)*


Name of Issuer:  WESTMORELAND COAL COMPANY

COMMON STOCK

CUSIP Number: 960878106




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP NO.  960878106				13G
	             Page 2 of 5



 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		The Killen Group, Inc.
		IRS #23-2213851


 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  o

		(b)  o


 3.	SEC USE ONLY



 4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Incorporated in the Commonwealth of Pennsylvania


NUMBER OF		5.	SOLE VOTING POWER:
	591,378
SHARES
BENEFICIALLY		6.	SHARE VOTING POWER:
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER:
	752,958
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER:
WITH


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		752,958

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*



11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		10.8%


12.	TYPE OF REPORTING PERSON*

		I


CUSIP NO.  960878106				13G
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 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Robert E. Killen
		SS# ###-##-####


 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  o

		(b)  o


 3.	SEC USE ONLY



 4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Incorporated in the Commonwealth of Pennsylvania


NUMBER OF		5.	SOLE VOTING POWER:
	2,000
SHARES
BENEFICIALLY		6.	SHARE VOTING POWER:
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER:
	2,000
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER:
WITH


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		2,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*



11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		0.02%


12.	TYPE OF REPORTING PERSON*

		IN



CUSIP NO. 960878106				13G
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Item 1.
	(a)	The Issuer is WESTMORELAND COAL COMPANY
	(b)	The Issuer's principal offices are located at 2 North Cascade
Ave., 14th Floor, Colorado Springs, CO  80902.


Item 2.
	The Killen Group, Inc.
	(a)	The Killen Group, Inc. is a person filing this report.
	(b)	The Killen Group's address is 1199 Lancaster Avenue, Berwyn, Pa
19312.
	(c)	The Killen Group is a corporation incorporated under the laws of the Commonwealth of
		Pennsylvania.
	(d)	This filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 960878106.

	Robert E. Killen
	(a)	Robert E. Killen is a person filing for this report.
	(b)	Mr. Killen's business address is 1199 Lancaster Avenue, Berwyn,
PA  19312
	(c)	Mr. Killen is a citizen of the U.S.A.
	(d)	The filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 960878106.


Item 3.
	The Killen group, Inc. is an Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.

	Robert E. Killen is the Chairman, CEO, and sole shareholder of The Killen Group, Inc.


Item 4.
	The Killen Group
	(a)	The Killen Group is the beneficial owner of 752,958 shares of the Issuer's common stock.
	(b)	The amount owned by The Killen Group is 10.8% of the shares
outstanding.
	(c)	(i)	The Killen Group has the sole power to vote or to direct
the vote of 591,378 shares of common
			stock.
		(iii)	The Killen Group has the sole power to dispose or to
direct the disposition of 752,958 shares of
			common stock.

	Robert E. Killen
	(a)	Robert E. Killen owns 2,000 shares of the Issuer's common
stock.
	(b)	Mr. Killen owns 0.02% of shares outstanding.
	(c)	(i)Mr. Killen has sole power to vote the 2,000 shares.
		(iii)	Mr. Killen has sole power to dispose of 2,000 shares.


Item 5.
	Not applicable.


Item 6.
	Other persons who have the right to receive dividends and the right to the proceeds of a sale of the securities are the clients of The Killen Group, for whom the securities were purchased.


CUSIP NO.  960878106				13G
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Item 7.
	Not applicable.


Item 8.
	Not applicable.



Item 9.
	Not applicable.


Item 10.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above, were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



									Date:  February
17, 1998


									The Killen Group,
Inc.


Edward A. Killen
	Edward A. Killen
Signature							Signature

Edward A. Killen
	Edward A. Killen, Executive Vice President
Name 				 				Name/Title